UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

CELESTICA INC.

(Name of Subject Corporation (issuer))

Celestica Inc. (Issuer)

(Name of Filing Persons (identify status as offeror, issuer or other person))

Subordinate Voting Shares

(Title of Class of Securities)

15101Q108

(CUSIP Number of Class of Securities)

Celestica Inc.
Attention: Executive Vice President, Chief Legal and Administrative Officer
844 Don Mills Road

Toronto, Ontario, Canada M3C 1V7

(416) 448-2211
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)

Copy to:

Lynn Toby Fisher, Esq.
Kaye Scholer LLP
425 Park Avenue
New York, NY  10022
(212) 836-8000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$175,000,000	$23,870

(1)

Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase for not more than $175,000,000 an aggregate of up to 25,000,000 subordinate voting shares of Celestica Inc. at a purchase price of not more than $8.00 and not less than $7.00 per share in cash.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $136.40 per $1,000,000 of the value of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid:	$23,870
	Form or Registration No.:	Schedule TO
	Filing Party:	Celestica Inc.
	Date Filed:	October 29, 2012

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐.

Introduction

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (“SEC”) on October 29, 2012 (the “Schedule TO”) by Celestica Inc., a corporation organized under the laws of the province of Ontario (“Celestica” or the “Corporation”).  The Schedule TO relates to the offer by Celestica, to the holders of its subordinate voting shares (the “Shares”), to purchase up to an aggregate amount of US$175,000,000 of Shares at a price of not more than US$8.00 per Share and not less than US$7.00 per Share in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 29, 2012 (the “Offer to Purchase”), the accompanying Issuer Bid Circular (the “Circular”), and the related Letter of Transmittal and Notice of Guaranteed Delivery which, collectively, as amended or supplemented from time to time, constitute the “Offer Documents.”

This Amendment No. 1 is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

All information in the Offer Documents, including all schedules and annexes thereto, which were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment No. 1, except that such information is hereby amended and supplemented to the extent specifically provided for herein.

Items 1 through 11.

Items 1 through 11 of the Schedule TO, to the extent they incorporate by reference information contained in the Offer Documents, are hereby amended as follows:

(1) The section of the Offer to Purchase captioned “Forward Looking Information” is hereby amended as follows:

The introductory clause of the first sentence in the first paragraph is hereby amended and restated to read in its entirety as follows:

Certain statements contained in this Offer to Purchase and the accompanying Circular constitute forward-looking statements within the meaning of applicable Canadian securities legislation, including, without limitation:

The last sentence of the first paragraph is hereby amended and restated to read in its entirety as follows:

For those statements, we claim the protection of the safe harbor for forward-looking statements contained in applicable Canadian securities legislation.

The last sentence in the third paragraph is hereby amended and restated to read in its entirety as follows:

Readers are cautioned that such information may not be appropriate for other purposes. These and other risks and uncertainties, as well as other information related to the Corporation, are discussed herein and in our various public filings at www.sedar.com, including our Annual Information Form filed with the Canadian securities regulators.

(2) The Summary in the Offer to Purchase is hereby amended by deleting the penultimate question and answer on page 4 of the Offer to Purchase and to substitute the following therefor:

When will Celestica pay for the Shares I tender?

We will pay the Purchase Price (less applicable withholding taxes, if any) to Shareholders in cash, without interest, for the Shares we purchase promptly after the expiration of the Offer. See “Offer to Purchase — Taking Up and Payment for Tendered Shares”.

(3) The section of the Offer to Purchase captioned “Conditions of the Offer” is hereby amended by deleting the first paragraph and the penultimate paragraph thereof and to substitute the following therefor:

Notwithstanding any other provision of the Offer, Celestica shall not be required to accept for purchase, to purchase or, subject to any applicable rules or regulations, to pay for any Shares tendered, and may withdraw, extend or vary the Offer or may postpone the acceptance for payment or payment for Shares tendered, if, at any time at or prior to the expiration of the Offer, any of the following events shall have occurred (or shall have been determined by Celestica to have occurred):

The foregoing conditions are for the sole benefit of the Corporation and may be asserted by the Corporation, in its sole discretion, acting reasonably, or may be waived by the Corporation, in its sole discretion, in whole or in part at any time at or prior to the expiration of the Offer (other than those involving the receipt of any requisite governmental approvals), provided that any condition waived in whole or in part will be waived with respect to all Shares tendered. The failure by the Corporation at any time to exercise its rights under any of the foregoing conditions shall not be deemed a waiver of any such right; the waiver of its right to exercise such rights at any subsequent time with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right which may be asserted at any time or from time to time at or prior to the expiration of the Offer (other than those involving the receipt of any requisite governmental approvals). For the avoidance of doubt, the foregoing conditions (other than those involving the receipt of any requisite governmental approvals) must be satisfied or waived at or prior to the expiration of the Offer.  Any determination by the Corporation concerning the events described in this Section shall be final and binding on all parties, except as otherwise finally determined in a subsequent judicial proceeding or as required by law.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Elizabeth L. DelBianco
Name:	Elizabeth L. DelBianco
Title:	Executive Vice President, Chief Legal and Administrative Officer
Date:	November 6, 2012